SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                 Date: May 2003

                                   Disco S.A.
                    ---------------------------------------
               (Exact name of registrant as specified in charter)

                                   Disco S.A.
                    ---------------------------------------
                 (Translation of registrant's name into English)

                                    Argentina
                                  ------------
                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
           ----------------------------------------------------------
                    (Address of principal executive offices)

Registrant's telephone number, international: +54-11-964-8017
                                              ---------------

                                    001-14292
                                  ------------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X             Form 40-F
                                ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                    No   X
                               ---                    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ---------------

On May 12, 2003, Disco S.A. (the "Company") submitted to the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) (the "Bolsa") a letter informing the Bolsa that the Company would be unable to timely file its financial statements with the Bolsa for the quarter ended March 31, 2003 (the "Letter to the Bolsa"). The Letter to the Bolsa was made public. Attached hereto as Exhibit 1 is the unofficial English translation of the Letter to the Bolsa.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Disco S.A.


Date: May 14, 2003                 By:  /s/Lucas Gerardus Baptist de Jong
                                      -----------------------------------
                                      Name:  Lucas Gerardus Baptist de Jong
                                      Title: Vice President acting as President

                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:


Exhibits       Description
--------       -----------


1.             Unofficial English translation of the Letter to the Bolsa.

                                                                       Exhibit 1

                            [Letterhead Disco S.A.]



Buenos Aires, May 12, 2003

Messrs
Bolsa de Comercio de Buenos AIRES

Re. Financial statements for the quarter ended March 31, 2003

Dear Sirs:

We hereby inform you, as known by you and for the reasons already disclosed to you, that Disco S.A. could not file with you its financial statements for the fiscal year ended December 31, 2002. For that reason, the Company will not be able to timely file its financial statements for the quarter ended March 31, 2003.

Notwithstanding the above-mentioned matter, the Company continues to use its best efforts in order to provide you with such information as soon as possible.

Very truly yours,

/s/ Lucas Gerardus Baptist de Jong
-----------------------------------
Vice President acting as President